

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2012

Via E-mail
Mr. Keith Helming
Chief Financial Officer
AerCap Holdings N.V.
Stationsplein 965
1117 CE Schiphol
The Netherlands

> **RE:** **AerCap Holdings N.V.**
> **Form 20-F for Year ended December 31, 2011**
> **Filed March 23, 2012**
> **File No. 1-33159**

Dear Mr. Helming:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Mr. Keith Helming
AerCap Holdings N.V.
November 5, 2012
Page 2

Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Reclassifications, page F-16

2. The Consolidated Statements of Cash Flows for the years ended December 31, 2010 and
December 31, 2009 include a reclassification from net cash provided by financing activities
to net cash provided by operating activities to better reflect the operating income derived
from maintenance receipts. Please describe to us the nature of the amounts that have been
reclassified. Please also tell us how you determined the reclassification was appropriate
pursuant to ASC 230 as well as how these amounts differ from the maintenance payments
that you continue to reflect in financing activities.

Revenue Recognition, page F-21

3. Please address the following regarding the classification of your leases:
   * Please tell us whether your leases contain default covenants related to nonperformance.
     If so, please confirm all the conditions set forth in ASC 840-10-25-14 exist. Otherwise,
     confirm that you included the maximum amount that the lessee could be required to pay
     under the default covenant in your minimum lease payments for purposes of applying
     ASC 840-10-25-1(d);
   * Please tell us whether your leases contain material adverse change clauses. If so, please
     tell us how this is determined and what potential remedies are available to you as the
     lessor;
   * Please tell us if your leases contain cross-default provisions. If so, please tell us what
     consideration you gave to the potential impact of these provisions on your lease
     classification; and
   * Please tell us if your leases include subjective default provisions. If so, please tell us
     whether there is any cap on potential remedies that would impact your lease
     classification.
   Refer to ASC 840-10-25-41 through 25-69.

Note 16. Income Taxes, page F-40

4. Given your recurring pre-tax losses in the Netherlands, please discuss the nature of the
deferred tax assets in the Netherlands which have not been offset by a valuation allowance
and how you determined that these would be realized. Please also address the following in
regards to these deferred tax assets:
   * Please expand your discussion of the nature of the positive and negative evidence that
     you considered, how that evidence was weighted, and how that evidence led you to

determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets;

- Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;
- Please include an explanation of the anticipated future trends included in your projections of future taxable income; and
- Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief